UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6

Mutiara Damansara, 47800 Petaling Jaya

Selangor Darul Ehsan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Minimum Bid Price Notification

On September 2, 2026, Black Titan Corporation (the “Company”) received a letter (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days prior to the date of the Notice, the Company no longer meets the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing or trading of the Company’s ordinary shares on The Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3), the Staff has provided the Company with 180 calendar days, or until March 1, 2027, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the compliance period. If the Company regains compliance with the Nasdaq rule, the Staff will provide written confirmation to the Company and close the matter.

In the event the Company does not regain compliance by March 1, 2027, the Company may be eligible for an additional 180 calendar day compliance period, subject to its meeting certain conditions.

A copy of the press release issued by the Company on September 4, 2026, announcing receipt of the Notice, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release dated September 4, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Chief Executive Officer

Dated: September 4, 2026

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